October 26, 2007 VIA EDGAR AND FEDEX	Alex Shukhman Alex.Shukhman@hellerehrman.com Direct +1.213.689.7584 Direct Fax +1.213.244.7607 Main +1.213.689.0200 Fax +1.213.614.1868

Securities and Exchange Commission Division of Corporation Finance Station Place 100 F Street, N.E. Washington, DC 20549-4563 Attn: Christian N. Windsor

 Re:      Cathay General Bancorp
Definitive Proxy Statement on Schedule 14A

Filed April 20, 2007
File No. 000-18630

Ladies and Gentlemen:

On behalf of Cathay General Bancorp (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 26, 2007 (the “comment letter”) relating to the above-referenced definitive proxy statement on Schedule 14A (the “Schedule 14A”).  A written statement from the Company acknowledging the matters specified at the end of the Staff’s comment letter is enclosed herein.

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated September 26, 2007, followed by the Company’s responses.

Schedule 14A

Compensation Discussion and Analysis, page 13

1.             Disclose the tasks performed by Mercer, the scope of Mercer’s engagement with the Committee and any instructions provided by the Committee to Mercer.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

            The Company will comply with the Staff’s comment by disclosing the requested information in all future SEC filings, as applicable  (“future filings”).

2.             The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Please refer to Section II.B.1 of Commission Release No. 33-8732A.  There appear to be significant disparities in the compensation awarded to Mr. Cheng and the amounts paid to the other named executives.  The differences are both in the magnitude of the awards made and also in the number of different forms of compensation.  Please explain why the compensation of your CEO differs from the compensation of your other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, revise your disclosure to discuss compensation on an individualized basis.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

Annual Cash Bonus, page 15

3.             Please discuss how you determined the amount of compensation you paid under your cash and long-term equity incentive plans in greater detail.  Provide a focused discussion that not only sets forth the amount of compensation awarded under the various plans and arrangements but also provides substantive analysis and insight into how the committee determined the specific payout amounts.  See Item 402(b)(1)(v) of Regulation S-K.  Although your compensation decisions may be subjective in nature, provide analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element.  Discuss and analyze the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers' compensation package.  Also, discuss the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various factors it considered in making specific compensation decisions.  Refer to Item 402(b)(1)(v) of Regulation S-K.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

4.             Provide a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007.  Discuss the specific items of company performance, such as those relating to net income, return on average assets, return on stockholders' equity, as well as any other strategic or operating objectives, and how your incentive awards are specifically structured around such performance goals.  Furthermore, discuss the specific items of company performance and how your incentive awards are specifically structured around such performance goals.  See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b).  Qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).  Discuss any instances where the Committee exercised its discretion to adjust the measurement amounts, the targets or to make awards beyond the amounts required by the objective formula discussed on page 15.  If you determined that you could exclude the performance objectives because you determined that they were confidential, please provide the staff with your analysis addressing how you determined that the disclosure of the targets would cause competitive harm to Cathay General.  To the extent that it is appropriate to omit specific targets or performance objectives, provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the named individual or Cathay General to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

            The Company will comply with the Staff’s comment by disclosing in future filings the requested information regarding performance objectives or if it determines that disclosure would cause competitive harm, discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed performance objectives.

5.             Your disclosure suggests that the individual performance of the named executive officers was a significant factor considered by the Committee in establishing compensation awards.  Please discuss and analyze of how individual performance contributed to actual compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Regulation S-K Item 402(b)(2)(vii).

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

Equity Incentive Compensation, page 17

6.             The Committee made a restricted stock grant to Mr. Cheng on January 25, 2006.  Please discuss and analyze or place in context the reasons for the award and how the Committee determined the size of the grant.  Also, provide a reasonably complete description of the material terms of the grant, including the specific aspects of company performance upon which receipt of the award is based.  Finally, discuss how this award fits into your overall executive compensation program given the fact that Mr. Cheng was the exclusive recipient of this form of compensation.  Please refer to Item 402(b)(1)(iii)-(vi) of Regulation S-K.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

Grants of Plan Based Awards, page 23

7.             Please include the target and threshold award amounts for your non-equity compensation plans in the tabular presentation.  Please refer to Item 402(d) of Regulation S-K.

             The only plan under which the Company can award non-equity compensation is its 2005 Incentive Plan (the “Plan”).  We respectfully submit that the requested disclosure is not required in light of the terms of the Plan.  Please note that that there is no: (i) minimum amount that a named executive officer may receive pursuant to the Plan, even if any specified performance targets are reached (the Executive Compensation Committee has the discretion of awarding anything from no compensation up to 130% of the named executive officers’ base salary) and (ii) single estimated payout that a named executive officer may receive pursuant to the Plan.

Potential Payments After A Change In Control, page 26

8.             Explain how the Committee determined that the payment and benefit levels were appropriate under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

9.             Please address all provisions which would give rise to payments to the named executives in the event employment was terminated for reasons other than a change-in-control.  Please refer to Item 402(j) for a description of the types of arrangements that require disclosure under the subparagraph.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31

10.          Please include a statement of whether your policies and procedures for review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 are in writing, and, if not, how such policies are evidenced.  Please refer to Item 404(b)(1)(iv) of Regulation S-K.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

11.          Please clarify that any loans made to related parties are on the same terms, including interest rates, as those available to other persons not related to the lender.  Please refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

            The Company will comply with the Staff’s comment by providing the requested disclosure in future filings.

*    *    *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 689-7584.  Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Alex Shukhman

 Enclosure

cc:        Perry P. Oei, General Counsel (w/enclosure)

Heller Ehrman LLP   601 S. Figueroa Street, 40th Floor   Los Angeles, CA  90017-5758   www.hellerehrman.com

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